This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase defined below.

Notice of Amendment to Offer to Purchase for Cash

1,200,000 SHARES OF COMMON STOCK OF

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC. BY

EVEREST REIT INVESTORS I, LLC

Pursuant to the Offer to Purchase, dated December 2, 2019 (the “Offer to Purchase”), and the related Transfer Agreement, as each may be supplemented or amended from time to time (which together constitute the “Offer”), Everest REIT Investors I, LLC (the “Purchaser”), is offering to purchase up to 1,200,000 shares of the common stock (“Shares”) in Lightstone Value Plus Real Estate Investment Trust V, Inc. (the "Company").

THE EXPIRATION DATE FOR THE OFFER AND WITHDRAWAL RIGHTS HAS BEEN AMENDED TO EXPIRE AT 9:00 P.M. PACIFIC TIME ON JANUARY 8, 2020, UNLESS THE OFFER IS EXTENDED.

The Offer and complete tender offer materials are available on the internet for review, download or printing at www.everestreitinvestors.com, or will be furnished promptly at Purchaser’s expense, upon request. Questions and requests for assistance may be directed to the Purchaser at its address and telephone number: 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101; Tel.: (626) 585-5920; Fax: (626) 585-5929; Email: offers@everestreitinvestors.com.